UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pongalo Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 26, 2014

Physical address of issuer
15821 Ventura Boulevard, Suite 500, Los Angeles, CA, 91436

Website of issuer
https://www.pongalo.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$908,450	$624,326
Cash & Cash Equivalents	$589,358	$366,972
Accounts Receivable	$0	$19,725
Short-term Debt	$324,329	$53,522
Long-term Debt	$721,475	$261,203
Revenues/Sales	$328,826	$836,277
Cost of Goods Sold	$0	$1,793,434
Taxes Paid	$0	$0
Net Income	$(443,778)	$(504,994)

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2019

Pongalo Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

Pongalo Inc. is a Delaware C-Corporation, formed on June 26, 2014, which is qualified to do business in California. The entity now known as Pongalo was incorporated in 2014 as GoTV Media Inc. Its name was later changed to Latin Everywhere Inc., and then again to Pongalo Inc. Immediately after its incorporation, the Company acquired Latin Anywhere, Inc. (a content catalog controlled by Pongalo CEO Rich Hull) and Inmoo, Inc. (a technology platform created by Pongalo board member Sergio Radovcic).

The Company is located at 15821 Ventura Boulevard, Suite 500, Encino, CA, 91436.

The Company's website is https://www.pongalo.com.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2019, and the report may be found on the company's website at https://investors.pongalo.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company forecasts project aggressive growth post-raise compared to historical performance. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $2,251,538 from its inception through December 31, 2018. For the year ended 2017, it incurred a net loss of $504,994. For the year ended 2018, it incurred a net loss of $443,778. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive digital media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company depends on the performance of distributors, carriers and other resellers. The Company distributes its products through competing players in the space through licensing agreements. Many such players have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company's recent pivot to a more direct to consumer model has resulted in a substantial decrease in monthly revenue. If the Company is unable to prove its direct to consumer model and its new ad supported model, the Company may be unable to meet its growth projections and meet its financial obligations. This may result in a complete loss of capital for investors.

The Company has not filed a Form D for its Seed offering from March 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines or the right of investors to get their investments back. There is a risk that a late penalty could apply.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities.

BUSINESS

Description of the Business
U.S. Hispanics are the second fastest-growing ethnic demographic in America, representing almost 20% of the population. In fact, there are more Spanish speakers in the world than there are English speakers. But here's the problem -- the U.S. Hispanic media market has traditionally consisted of only two major brands, which were essentially broadcast TV channels that fewer and fewer people under the age of 45 have been watching.

We saw an opportunity to create something disruptive, so, over the past four years, we've built a mobile-first media company for the next generation of Hispanic content consumers. It's our goal to be the Hulu for Hispanics. By removing the fixed overhead costs of a traditional TV company, we are able to distribute our content efficiently at scale to our eager, targeted, under-deserved Latino audiences.

Building our library. The first 3 years of our business were spent building a library of about 13,000 hours of Spanish-language films and TV shows. Now we control one of the largest libraries of Latino-focused films and TV shows in the world, which includes premium titles from Latin American and U.S. producers, including Hollywood blockbuster films from studios as such as Warner Bros and Sony.

Validation. In addition, we validated our content by originally licensing some of it to partners like Netflix, Amazon, Google and Hulu, and it's that success which gave us the confidence and learnings to launch our own services. Our content portfolio, curated specifically for Latino women and men, includes major telenovelas and the films of emerging new female directors...right alongside major Hollywood movies.

Our tech. Our proprietary technology platform allows us to stream that content to consumers on their mobile devices, the web, and all sorts of other platforms ranging from televisions to public libraries.

We are based in Los Angeles, and currently are a team of five.

Business Plan
So far, we've launched two services -- Moovimex with action and comedy movies from Mexico for men, which makes money through advertising, and our namesake Pongalo for women, which makes money through a recurring monthly subscription, as well as advertising.

We've launched great apps that allow people to watch our content on their mobile devices and connected TVs, as well as through our high-profile partnerships with distributors like Amazon, where we make our service available to their estimated 100 million Prime members.

And, in addition to using our video streaming platform for ourselves, we've now created a secondary revenue stream by white-labeling it for other non-competitive content services. As validation for this, we recently launched a white-label service for a high-profile content service.

The Company's Products and/or Services

Product / Service	Description	Current Market
Direct-to-consumer, mobile-focused Latino media company	Spanish-language film and TV library, as well as proprietary technology that allows us to gather data and removes reliance on third-party streaming services	Bilingual or Spanish speaking individuals

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are bilingual or Spanish speaking individuals, targeting men and women 18-54.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86847266	Streaming of video material on the Internet; Video broadcasting services via the Internet.	LATIN EVERYWHERE	December 12, 2015	May 24, 2016	United States
87882295	Broadcasting of video and audio programming over the Internet, et altri.	MOOVIMEX	April 18, 2018	November 27, 2018	United States
88060223	Broadcasting of video and audio programming over the Internet, et altri.	PONGALO	July 31, 2018	December 11, 2018	United States

Litigation

The Company has no active litigation, and has not received any threats of litigation. No future payments are due under any previous settlements. Its previous settlements are:

- In 2015, shortly after the Company assumed the content library and other assets of GoTV LLC, the Company reached a settlement with GoTV's former CFO which provided for his exit from the Company and the return of his equity.
- In 2017, the Company reached a settlement with the remaining co-founders of GoTV LLC, which provided for their exit from the Company, the complete return of their equity, and their assumption of approximately $463,000 of Company debt, as well as their assumption of the Company's Miami office lease. In return, the Company transferred certain of its YouTube channels to them.
- In 2017, the Company and a content supplier it assumed through its assumption of GoTV LLC had a dispute related to the parties' content license. The dispute was settled amicably and a new long-term content license between the parties was executed.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Richard Hull	CEO and Founder	● Pongalo, CEO and Founder, 2014-present: Provides strategic, operational, and management leadership for the Company
Buck Jordan	Director	● Canyon Creek Capital, Founder and Managing Partner, March 2010 - present: performing due diligence on portfolio companies, advising portfolio companies.
Ken Hayes	Director	● Cleantech Open, Executive Director, June 2017 - Present: Lead Cleantech Open to deliver on its mission to find, fund, and foster entrepreneurs with big ideas that address today's most urgent energy, environmental, and economic challenges. ● Venture Partner & Co-Founder of Canyon Creek Capital, 2014 - Present: sourcing prospective companies and mentoring entrepreneurs
Sergio Radovcic	Director	● Styr Labs, Founder and CEO, January 2013 - present: leads company on business development, marketing and strategic growth.
Michael Barnes	Director	● Barnes Law Firm, Founding Partner Attorney, 2007 - present: Corporate, finance and transactional practice in domestic and international matters centered on licensing, finance and acquisitions.
John Waller	Director	● Okapi Capital, Partner, October 2016 - present: sourcing prospective companies and mentoring entrepreneurs ● Green Thumb Ventures, General Partner, January 1999 - Present: Developed highly successful incubator and investment company to invest in and develop early stage Internet and technology firms.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has a team of 5 in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company's fully-diluted shares by the holders of such securities (as converted)	Other material terms
Common A	8,100	Yes	49.4%	N/A
Common B	93	No	0.6%	N/A
Series Seed Preferred	1,827	Yes	33.4%	N/A
Crowd Note	$671,119	No	0%	Converts into preferred stock at the next qualified equity financing.

The Crowd Notes sold by the Company will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal and accrued interest of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Principal Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Secured Promissory Note	Individual Holders	$231,229	4.5%	Interest accrues & no payments until maturity	All Company assets	June 1, 2019	N/A

Convertible Crowd Notes	Individual Holders	$721,475	5%	Interest accrues & no payments until maturity	N/A	November 2, 2020	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and listed along with the amount they own on a fully-diluted basis.

Name	Number and type/class of security held	Percentage ownership
Richard Hull	Common A	27.92%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations

Formation: Pongalo Inc. (the "Company") is a Delaware C-corporation formed on June 26, 2014. It is headquartered in Los Angeles, CA, and its year-end is December 31. The Company was originally incorporated as GoTV Media Inc., and later changed its name to Latin Everywhere Inc. and then again to Pongalo Inc. in 2016. After its formation, it acquired or merged with three entities: Latin Anywhere, Inc. (which controlled a large library of movies and was founded by Pongalo Founder Rich Hull); Inmoo, Inc. (which controlled had built a platform for streaming video content and was founded by Pongalo board member Sergio Radovcic); and GoTV, LLC (which controlled a large library of television programming). The Company was formed to create a marketplace of mobile-first Latino media services.

Phase One: The first phase of the Company's operation (2014-2017) primarily focused on building its library of film and television content, and building-out its video streaming technology. In particular, this required a sizable operational team to digitize, on-board, and organize new content assets (including video, art and meta-data files), and to engineer its video streaming product. During this period, the Company licensed some of its content to third-party platforms, such as Netflix, Hulu and Google, in order to generate revenue, and validate its content and thesis.

Phase Two: In its second phase (2017-2018), the Company focused on using its technology and content to launch two content services for Latino audiences: Moovimex, which makes money from advertising, and its namesake Pongalo, which makes money from a recurring monthly subscription, as well as advertising. The Company also entered into various partnerships with third-party distribution platforms, such as Amazon (which agreed to advance various content-related costs on behalf of the Company), along with Roku, Vewd, YouTube, Xumo, RB Digital, Daily Motion, and others to distribute the Company's content services. As its own direct-to-consumer offerings went live, the Company did not seek to renew most of its efforts to license its content to major providers such as Netflix and Hulu. This was an effort to push audiences to find the Company's content on the Company's own services, instead of on other services. This resulted in an expected wind-down of much of the Company's revenue related to content licensing. Management believes that greater enterprise value is created by building direct-to-consumer services with recurring revenue, instead of being dependent upon the whims of third-party platforms which sit between a content licensor and the   consumer.

Phase Three: The Company is currently entering the third phase of its business as it now focuses on scaling its services through customer acquisition and increased engagement. Accordingly, it is in the process of expanding its distribution footprint by expanding its roster of distribution platform partners, continuing to add new content to its library, and updating its technology infrastructure and apps to drive efficiency and scalability.

Liquidity and Capital Resources

We have approximately $589,358 in cash on hand as of December 31, 2018 which will be used to execute our business strategy. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that, when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred (inclusive of convertible notes previously raised)	March 2017	Regulation D, 506(b)	Preferred Equity	$1.8M	Content, customer acquisition, general operating
Crowd Note	August 30, 2018 - November 2, 2018	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$671,119	Customer Acquisition; General Expenses; Content Licensing

Classes of Securities of the Company

Common Stock
Dividend Rights
Yes

Voting Rights
Yes for Common A; no for Common B

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed Preferred	Yes	Yes	Yes	**Pro Rata ROFR**: Major Purchasers of Crowd Notes have a right of first refusal to purchase a pro rata share of any new securities **Drag Along Right**: If a liquidation event is approved by a majority of the Shares and the Board, the liquidation event will be executed by the Company.

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you made an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: The Company has two loans from Rich Hull, Company Founder, Chairman and CEO. The first loan is a promissory note that accrues interest at 4.5% and will mature on June 30, 2019. The other loan is strictly to provide operating funds to the Company and will be paid back when the Company has the sufficient funds to do so. As of December 31, 2018, the Company had $141,521 in the loans from its Founder, which includes any accrued interest.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

What is my ongoing relationship with the Company?

You are an investor in the Company; you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard Hull
_____
(Signature)

Richard Hull
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard Hull
_____
(Signature)

Richard Hull
_____
(Name)

Director
_____
(Title)

4/30/19
_____
(Date)

/s/ Sergio Radovcic
_____
(Signature)

Sergio Radovcic
_____
(Name)

Director
_____
(Title)

4/30/19
_____
(Date)

/s/Buck Jordan
_____
(Signature)

Buck Jordan
_____
(Name)

Director
_____
(Title)

4/30/19
_____
(Date)

/s/Ken Hayes
_____
(Signature)

Ken Hayes
_____
(Name)

Director
_____
(Title)

4/30/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



To Whom It May Concern:

I, Richard Hull certify that the financial statements of Pongalo Inc. included in this Form are true and complete in all material respects.

Richard Hull
Pongalo Inc.
CEO

PONGALO INC
STATEMENT OF INCOME AND EXPENSE
FOR THE TWELVE MONTH(S) ENDED DECEMBER 31, 2018

(UNAUDITED)

INCOME FROM OPERATIONS	
ADVERTISING RELATED REVENUE	173,434
SUBSCRIPTION REVENUE	152,138
TECHNOLOGY REVENUE	3,170
TOTAL INCOME FROM OPERATIONS	**328,742**
INCOME FROM INVESTMENTS	
INTEREST INCOME	84
TOTAL INCOME FROM INVESTMENTS	**84**
TOTAL INCOME	**328,826**
BUSINESS EXPENSES	
AMORTIZATION	10,674
AUTO EXPENSES	155
BANK CHARGES	340
BOOKKEEPING/ACCOUNTING	12,000
CLOSED CAPTIONING EXPENSE	13,306
COMMISSIONS	143,389
DEPRECIATION	2,998
DUE/MEMBERSHIPS	1,906
ENTERTAINMENT	567
INSURANCE	10,761
INTEREST	11,507
LEGAL FEES	41,597
MARKETING & PR	49,597
MEETINGS & SEMINARS	800
OFFICE SUPPLIES AND EXP.	59,103
POSTAGE	1,111
PROFESSIONAL FEES	364,695
RENT	6,720
LICENSES & CONTENT	37,233
TAXES & CORP BUS EXP	1,079
TAXES-FRANCHISE	800
TRANSPORTATION	233
TRAVEL EXPENSE	2,034
TOTAL BUSINESS EXPENSES	**772,603**
GROSS INCOME LESS	
BUSINESS EXPENSES	**(443,778)**

PONGALO INC
BALANCE SHEET
FOR THE TWELVE MONTH(S) ENDED DECEMBER 31, 2018
(UNAUDITED)

ASSETS

CURRENT ASSETS
CASH-CHECKING	589,358	
SECURITY DEPOSIT	525	
CLOSING COSTS	93,890	
TOTAL CURRENT ASSETS		**683,773**

PROPERTY & EQUIPMENT
LIBRARY ASSETS	210,000	
OFFICE MACHINES AND EQUIPMENT	10,967	
INTANGIBLE ASSETS	7,855	
OFFICE FURNITURE AND FIXTURES	1,698	
ACCUMULATED DEPRECIATION	(5,843)	
TOTAL PROPERTY & EQUIPMENT		**224,677**

TOTAL ASSETS	**908,450**

LIABILITIES

CURRENT LIABILITIES
ACCOUNTS PAYABLE	15,200	
ACCURED EXPENSES	47,926	
PROMISSORY NOTES-LATIN ANYWHERE L	231,229	
OFFICER LOAN	29,974	
TOTAL CURRENT LIABILITIES		**324,329**

OTHER LIABILITIES
CONVERTIBLE NOTES	721,475	
TOTAL OTHER LIABILITIES		**721,475**

TOTAL LIABILITIES	**1,045,804**

CAPITAL [1]
PAID IN CAPITAL	2,529,893	
COMMON STOCK	(87,500)	
RETAINED EARNINGS	(2,579,748)	
TOTAL CAPITAL	(137,355)	
TOTAL LIABILTIES AND CAPITAL		**908,450**

---

1 - Common stock, $0.0001 par value; 47,500 shares authorized, 8,100 issued and outstanding. Preferred stock, $0.0001 par value; 2,500 authorized; 1,827 shares issued and outstanding.

For the year ended December 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Pongalo Inc., a Delaware Corporation ("the Company"), was formed in 2014 as GoTV Media Inc., which was renamed Latin Everywhere, Inc., and as of August 24, 2014, renamed again as Pongalo Inc. The Company is headquartered in Los Angeles, California.

Pongalo Inc. operates in the media and entertainment industry with one of the largest Spanish-language video on demand film and television libraries in the United States. The Company recently launched its own direct to consumer services.

The Company's year-end is December 31.

Basis of Presentation

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
The Company's advertising costs are expensed as incurred.

Risks and Uncertainties

As of December 31, 2018, the Company had not commenced full scale operations. The Company's activities since inception have consisted of building its content library, product and business development, efforts to raise capital and developing its revenue streams. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue from its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts, and payments are received from content licensing to other parties and advertising.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and its trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the California State Franchise Tax Board. Any tax years before 2013 are currently open to examination.

The Company currently has a tax net operating loss (NOL) for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. For both years the Company had cash in the bank higher than the federally insured level. No additional liability has been recorded for this risk.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard was effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including the above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – SECURITY DEPOSITS

The Company has a security deposit for the property it rents. As of December 31, 2018, the security deposit was $525.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

As of December 31, 2018, the Company had $721,475 in convertible notes outstanding, and accrued interest was $1,101.

NOTE 4 – PROMISSORY NOTES

The Company's predecessor entity received cash in exchange for promissory notes given during October

2011, and such notes were subsequently assumed by the Company. The notes accrue interest at 4.5% per annum and were amended to mature on June 30, 2019. Upon maturity, all principal and accrued interest becomes due and payable in cash.

As of December 31, 2018, the Company had $231,229 in promissory notes outstanding, and accrued interest was $46,825.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has 47,500, $0.0001 par value, shares of common stock authorized and 2,500 $0.0001 par value, shares of preferred stock authorized at December 31, 2018. As of December 31, 2018, there were 1,827 Series Seed preferred shares and 8,100 common shares issued and outstanding.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions, content licensing, and advertising services.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has two loans from Rich Hull, Company Founder, Chairman and CEO. The first loan is a promissory note that accrues interest at 4.5% and will mature on June 30, 2019. The other loan is strictly to provide operating funds to the Company and will be paid back when the Company has the sufficient funds to do so. As of December 31, 2018, the Company had $141,521 in the loans from its Founder, which includes any accrued interest.

NOTE 8 – OTHER EVENTS

The Company's board of directors deemed it to be in the Company's best interest that, in lieu of a traditional compensation package of vesting shares and other typical items, the Company provide its CEO with an incentive payment equal to fifteen percent (15%) of the Company's proceeds from a sale, if any.